

May 6, 2010

By Facsimile and U.S. Mail
Ms. Kandimathie Christine Ramon
Chief Financial Officer
Sasol Limited
1 Sturdee Avenue, Rosebank 2196
South Africa

> **Re: Sasol Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2009**
> **Filed October 9, 2009**
> **Response Letter Dated March 31, 2010**
> **File No. 1-31615**

Dear Ms. Ramon:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated March 31, 2010 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2009

1.   We note your response to comment two of our letter dated March 2, 2010 which specifies that you capitalize expenditures incurred to sustain your operations. Please clarify for us the meaning of the phrase "sustain the operations of the Company" as it relates to paragraph 12 of IAS 16. As part of your response, please provide us with examples of the most material items included in the R 5 665 in expenditures incurred to sustain your operations in fiscal 2009.

Note 43. Earnings per Share, page F-118

2.   We note your response to comment three of our letter dated March 2, 2010 which specifies that the 25.5 million preferred shares subscribed for and issued to special purpose entities are deemed treasury shares for purposes of calculating shares outstanding for EPS-basic. With respect to the 16,085,199 preferred shares subscribed through a funding company for the benefit of the Black Public and 9,461,882 preferred ordinary shares subscribed through a funding

company/facilitation trust for the benefit of the Selected Participants, please tell us:

- the method by which the company will repay the existing underlying long-term debt. As part of your response, please identify the intended purchaser (e.g. the Company, third-parties, etc.) of the common shares upon conversion, and describe how a short-fall would impact the repayment of the preference debt; and

- the number of shares held by the funding companies and the number of shares held by the Black Public and Selected Participants and whether the identification of the holder impacts your conclusion as to whether such shares represent treasury shares for purposes of your basic earnings per share calculation. In this regard, it appears from your disclosure that certain of the shares related to the Black Public offering are held by members of the Black Public rather than by entities consolidated by Sasol;

- Finally, please tell us how you considered the impact of these shares for purposes of calculating diluted earnings per share. Refer to authoritative accounting literature as appropriate.

Note 46. Share-Based Payments, page F-123

3.   We note your response to comment four of our letter dated March 2, 2010 which indicates that fair value of the share based payment in respect of the Black Public Invitation-funded option included an exercise price assumption of R366 per share. We further note your disclosure that the Black Public contributed equity between 5% to 10% of their underlying Sasol preferred ordinary shares allocation. Please clarify how much of the R366 price per share you received or expect to receive from the Black Public Invitation-funded and whether this amount equates to the 5% to 10% figure noted above. Similar concerns apply to the Selected Participants preferred share issuance.

4.   We note your disclosures that the 34.7 million ordinary shares and the 25.5 million preferred shares subscribed for and issued to special purpose entities have certain dividend rights. Please tell us how you considered whether such securities are participating equity instruments which require calculation of EPS using the two-class method. Refer to paragraph A13-A14 of IAS 33.

In addition, please clarify when the Trusts and participants are eligible to receive dividends associated with these shares and specify the impact to the Trusts and participants if the participants terminate their employment with the company prior to full vesting or if such shares are repurchased by the company. In doing so, please specify if the Trusts receive dividends for all shares held by the Trusts or only shares in which participants have vested. Finally, please tell us how you account for the dividends paid to the Trusts.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337, Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact John E. Coleman, at (202) 551-3610 with questions about engineering comments. Please contact John Lucas at (202) 551-5798, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director